Exhibit 4.13

RESELLER AGREEMENT

THIS AGREEMENT (the "Agreement") is made and entered into as of this 20th day of October 2015 (the "Effective Date") by and between [*], a company organized and existing under the laws of Singapore (“[*]”), and Ability Computers and Software Industries Ltd. (“ABILITY”), a company organized and existing under the laws of Israel and maintaining its principal place of business at 14 Yad Harutzim Street, Tel Aviv, Israel (“RESELLER”).

WHEREAS, [*] is a Provider, owner and licensor of telecommunications Solutions and Services; and

WHEREAS, RESELLER is engaged in the business of marketing and selling telecommunications Solutions and Services; and

WHEREAS, the parties desire that RESELLER, on the terms and conditions set out herein, shall serve as a worldwide exclusive RESELLER of [*] Solutions and Services;

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties hereto agree as follows:

1.	DEFINITIONS.

1.1	Products. "Products" shall mean the Solutions and Services listed in Schedule A and any subsequent updates and upgrades thereto, provided as a hosted service from [*]'s infrastructure, and all accompanying and associated Documentation, which RESELLER shall market and distribute in the Territory.

1.2	Customer. "Customer" shall mean an end--user of a Product in the Territory.

1.3	Documentation. "Documentation" shall mean program documentation, user manuals, handbooks and other materials describing the use, design, installation, operation and maintenance of the Products.

1.4	Trademarks. "Trademarks" shall mean the trademarks, service marks, trade names and logotypes authorized from time to time by [*].

2.	APPOINTMENT

2.1	Appointment. [*] hereby appoints RESELLER, and RESELLER hereby accepts appointment, as [*]’s exclusive worldwide reseller of the Products during the term of this Agreement.

Confidential information has been omitted from this document and filed separately with the Securities and Exchange Commission, as indicated by the notation “[*].” Confidential treatment has been requested with respect to this omitted information.

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2.2	License Grant. In exchange for payment of the participation fee referenced in Section 3.1, and subject to all the other terms and conditions of this Agreement, [*] hereby grants to RESELLER an exclusive and non-transferable right and license during the term of this Agreement: (i) To market, promote, advertise, sell and distribute the Products directly to Customers worldwide; (ii) to market, promote, advertise, sell and perform support and maintenance services related to the Products only under RESELLER’s own name and not as a subcontractor of [*]; (iii) to use one copy of the Product to provide demonstrations to prospective Customers, so long as such copy is at all times under the control of RESELLER; RESELLER shall not (a) modify the Products or create derivative works thereof; (b) merge the Products with other software; (c) reverse engineer, decompile, disassemble, or otherwise attempt to derive the source code for the Products; (d) disclose to third parties the results of any bench tests performed on the Products without [*]’s prior written consent; or (e) otherwise use, copy or distribute the Products except as expressly allowed hereunder.

2.3	Trademark. In connection with RESELLER's activities authorized pursuant to this Agreement, RESELLER shall not use [*]’s trademarks as part of RESELLER’s marketing materials, trademarks, service marks or trade names or in any other manner that would tend to imply that RESELLER has an affiliation with [*].

2.4	Title. [*] and its suppliers retain the ownership of all right, title and interest in and to the Products, Documentation, Trademarks, and all patents, copyrights and other proprietary rights therein, and RESELLER shall acquire no rights therein except as expressly set forth in this Agreement. [*] shall own all rights, title and interest in all developments of and enhancements to the Products. RESELLER shall take no action, which may adversely affect or impair [*]’s ownership of such materials and rights.

3.	RESELLER'S GENERAL OBLIGATIONS.

3.1	Marketing. RESELLER shall be responsible for the promotion and marketing of the Products. RESELLER will use its best efforts to further the interests of [*] and to maximize the markets for the Products in the Territory, including all local advertising. Furthermore, RESELLER shall use due diligence in safeguarding the interests of [*] and shall keep [*] informed of its activities as well as market conditions within the Territory.

3.2	Pricing. Pricing of Products to Customers shall be defined by RESELLER and reviewed by [*]. Suggested sales price will be attached to this agreement.

3.3	End-User License Agreements. (a) RESELLER shall be responsible for entering into a binding end-user license agreement with Customer (“EULA”), which complies in all respects with the language, copyright, import, export, privacy and other laws of the country of distribution. The terms and conditions of the EULA, including but not limited to the warranties, limitations of liability and grant of license, and intellectual property provisions shall specify that RESELLER shall assume sole liability vis-à-vis the Customer for product performance. RESELLER shall maintain a copy of the EULA for each Customer, and shall, promptly following execution of such agreements, provide [*] with a copy.

Confidential information has been omitted from this document and filed separately with the Securities and Exchange Commission, as indicated by the notation “[*].” Confidential treatment has been requested with respect to this omitted information.

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3.4	Enforcement of End User License Agreement. If RESELLER learns of any breach of a EULA that could damage [*] (or its third party licensors), RESELLER shall take prompt, commercially reasonable corrective action at its expense to remedy the breach and/or obtain all other appropriate relief and shall, in addition, immediately notify [*] in writing of the breach and corrective action taken. The execution of these duties by RESELLER shall not preclude [*] from also taking corrective action. RESELLER’s foregoing obligations to enforce the EULAs as necessary to protect the interest of [*] and its third party licensors shall survive expiration or termination of this Agreement.

3.5	Compliance with Laws. At all times, RESELLER shall comply with all laws, rules, ordinances, decrees and regulations applicable to its activities under this Agreement. RESELLER shall indemnify [*] for any costs, expenses, injury and damage caused to [*] as a result of RESELLER's failure to comply with applicable laws, rules, ordinances, decrees and regulations.

3.6	Other Obligations. RESELLER shall have the following specific obligations with respect to the marketing and distribution of Products:

3.7.1	To use its best efforts to further the promotion, marketing, license and distribution of Products, including taking the necessary actions to protect against improper copying or improper use

3.7.2	To promptly respond to all inquiries from prospective Customers, including complaints, process all orders and affect all shipments of Products; and

3.7.3	To keep [*] fully informed of all inquiries and orders received by RESELLER from prospective Customers.

3.7.4	To provide [*] with a quarterly revenue forecast for each upcoming quarter.

3.7	Competing Products. Unless otherwise agreed in writing, during the term hereof, RESELLER shall not adapt, manufacture, sell, rent, distribute, market, promote or solicit the sale of any product which is competitive with the Products without prior written consent from [*].

3.8	Customer Satisfaction. The Products are technically complex and require high-quality, individualized pre-marketing and post-marketing support. This support is necessary to achieve and maintain high Customer satisfaction. RESELLER agrees that high Customer satisfaction is a condition of its continued authorization by [*]. RESELLER agrees that it will not market and sell the products in geographical areas where it does not have the ability to support them. In addition, in order to help ensure high Customer satisfaction, RESELLER agrees:

●	To report to [*] promptly and in writing all suspected and actual problems with any Product;

●	To maintain a shipment report identifying the Customer, the Product sold, the date of sale, and the quantities of the Products sold;

Confidential information has been omitted from this document and filed separately with the Securities and Exchange Commission, as indicated by the notation “[*].” Confidential treatment has been requested with respect to this omitted information.

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●	To retain all shipment reports for three (3) years after the date of sale, and assist [*], upon request, in tracing a product to a Customer in distributing critical product information, or in discovering unauthorized marketing or infringing acts;

●	To conduct business in a manner that reflects favorably at all times on the products, goodwill and reputation of [*];

●	To avoid deceptive, misleading or unethical practices that are or might be detrimental to [*] or the [*] Products;

●	To refrain from making any false or misleading representations with regard to [*] or the Products; and

●	To refrain from making any representations, warranties or guarantees to customers with respect to the specifications, features or capabilities of the Products that are inconsistent with the literature distributed by [*].

4.	[*]’S GENERAL OBLIGATIONS.

4.1	Documentation. The Documentation shall be the most recent version distributed by [*] in the English language in the form of document files. RESELLER acknowledges that the Documentation is protected by copyright and may be reproduced or translated only as permitted in this Agreement. Any translations of Documentation are derivative works and are owned by [*].

4.2	Compliance with Laws. At all times, [*] shall comply with all laws, rules, ordinances, decrees and regulations applicable to its activities under this Agreement.

4.3	Software Developer’s Kit. [*] shall provide Reseller with a software development kit (the “SDK”), containing APIs related to the Products as well as relevant development tools. [*] shall provide Reseller with support with respect to the SDK while this Agreement is in effect, in accordance with Schedule B-1 attached hereto.

5.	SUPPORT AND MAINTENANCE; TRAINING

5.1	Support with respect to Customers. RESELLER shall be solely responsible for providing first tier technical support to Customers as described in Schedule B. [*] shall provide RESELLER with second and third tier technical support with respect to Customers in accordance with Schedule B. RESELLER shall be responsible for all communications with Customer.

5.2	Service Level Objectives. If RESELLER offers to provide its Customers with support and maintenance that exceeds [*]’s service level objectives as set out in Schedule B hereto [*] will not be obligated to support such service levels unless [*] has agreed to do so in writing. [*] will keep RESELLER informed as to [*]’s schedule for new versions and releases of the Products.

Confidential information has been omitted from this document and filed separately with the Securities and Exchange Commission, as indicated by the notation “[*].” Confidential treatment has been requested with respect to this omitted information.

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5.3	Updates and Upgrades. [*] will make Updates and Upgrades (as these terms are defined in [*]’s standard terms and conditions) available to RESELLER when they become commercially available.

6.	REGISTRATION/ORDERING.

6.1	Product Registration. RESELLER is required to register all Customers of Products with [*] in accordance with then current [*] registration procedures.

6.2.	Ordering. RESELLER shall order products from [*] on a customer by customer basis, by means of the [*] Product Order Form via electronic communications in accordance with the standard [*] ordering procedures. All orders shall be subject to [*]’s acceptance, which shall not be unreasonably withheld.

7.	PAYMENT TERMS.

7.1	[*] shall receive 50% of net income received by RESELLER from its customers for Products and associated maintenance and support. [*] shall issue an invoice for ordered Products and services which shall be payable by RESELLER within fifteen (15) days of receipt. Late payments shall accrue interest at the rate of 12% annually, and RESELLER shall reimburse [*] for all costs of collection incurred.

All payments due hereunder are exclusive of all sales taxes, use taxes, value added taxes and any other similar taxes imposed by any federal, state, provincial or local governmental entity on the transactions contemplated by this Agreement, excluding taxes based upon [*]’s net income. When [*] has the legal obligation to pay or collect such taxes, the appropriate amount shall be invoiced to and paid by RESELLER unless RESELLER provides [*] with a valid tax exemption certificate authorized by the appropriate taxing authority.

In the event that any withholding taxes or any other similar taxes are imposed by any federal, state, provincial or local governmental entity on the transactions contemplated by this Agreement RESELLER shall pay such taxes in such amounts as are necessary to ensure that [*] receives the full amount of the fee required under the first paragraph of this Section 7.l.

Confidential information has been omitted from this document and filed separately with the Securities and Exchange Commission, as indicated by the notation “[*].” Confidential treatment has been requested with respect to this omitted information.

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7.2.	Audit Rights. RESELLER agrees to allow [*] to examine its records to determine compliance or noncompliance with this Agreement. Any examination will be conducted only by an authorized representative of [*], such representative to be a qualified third party and will occur during regular business hours at RESELLER's offices and will not interfere unreasonably with RESELLER's business activities. A regional or national Certified Public Accounting firm or a law firm will automatically be deemed to be a qualified third party. Examinations will be made no more frequently than twice per contract year, and [*] will give RESELLER ten (10) business days or more prior written notice of the date of the examination and the name of [*]'s authorized representative who will be conducting the examination. The audit will be conducted at [*]'s expense unless the results of such audit establish that inaccuracies in the quarterly reports have resulted in underpayment to [*] of more than (5%) of the amount due in any quarter, in which case RESELLER shall pay within 30 days all amounts due and bear the expenses of the audit. In the event a second instance of a more than a 5% underpayment is discovered, [*], at its option, will have the right to terminate the Agreement for cause with 15 days notice, in addition to any other rights [*] may have hereunder or at law. In the event a 5% underreporting is found, the examiner will give [*] an examination report containing the type of error(s), number of customers affected and the dollar amount. If it is discovered that the RESELLER has distributed the product through unauthorized agents or other third parties, the names of such agents, or third parties may be revealed to [*].

7.3	Minimum Due. Each contract year that this Agreement is in effect (i.e., each twelve-month period starting on the Effective Date and each anniversary thereof), RESELLER shall sell a minimum of $10,000,000 (ten million US dollars) of Products resulting in $5,000,000 (five million US dollars) payments to [*] under this contract. Shall RESELLER not have satisfied this commitment at the end of any contract year, it shall pay [*] a 15% penalty against the shortfall amount. For example, if RESELLER has only sold $8,000,000 of Products in a contract year, it shall owe [*] a 15% penalty on the $2,000,000 shortfall, or $300,000.

7.4	Minimum and Penalty Security. In exchange for the entering into exclusive worldwide agreement and to secure the minimum sales and penalty - RESELLER shall pay [*] monthly payments of $125,000 each, for the period of this agreement. The total amount of penalty due under paragraph 7.3 will be reduced by the amount paid monthly. This fee shall be due and payable on the 1st day of every month.

7.5	Compensation Fund. Agreed between RESELLER and [*] that RESELLER will withhold 50% of each payment received by RESELLER from customer for Products and services in a Trust account as a “Compensation Fund”. The withholding period in the Compensation Fund is 12 months or as agreed by parties. Upon completion the withholding period funds will be released and transferred to the RESELLER and [*] bank account. Funds in the Compensation Fund will be used for a sole purpose to compensate RESELLER’s client and settle disputes if and whenever they may arise as a result of the client’s dissatisfaction with Products or services.

8.	DEVELOPMENT RIGHTS AND OBLIGATIONS.

8.1	In connection with RESELLER’s exercise of the rights set forth in Section 2.2(iv) above, [*] shall provide RESELLER with necessary APIs and documentation. In addition, RESELLER may obtain support from [*]’s professional services department.

8.2	Prior to distributing any application, connector or other code developed under Section 2.2(iv) (hereinafter referred to as a “Development”), RESELLER shall provide such Development to [*] solely for purposes of testing and evaluation to determine compatibility between the Development and the Product. If [*] opts to perform such testing and evaluation, it shall treat the results thereof as confidential. If [*], in its reasonable discretion, determines that the Development is not compatible with the Product, [*] may terminate this Agreement upon thirty days written notice if RESELLER fails to modify the Development so that it is compatible within that time frame.

Confidential information has been omitted from this document and filed separately with the Securities and Exchange Commission, as indicated by the notation “[*].” Confidential treatment has been requested with respect to this omitted information.

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8.3	RESELLER shall retain all rights to any Development that is not a derivative work, and shall indemnify and hold [*] harmless from any third party claims and resulting losses, costs, liabilities and expenses (including reasonable attorney’s fees) related to Developments.

8.4	RESELLER shall modify Developments to the extent necessary for them to work with updated versions of the Product, within sixty days of updated versions being made available to RESELLER.

9.	WARRANTY AND INDEMNFICATION.

9.1	Limited Warranty. [*] warrants as follows:

9.1.1	[*] is the owner or licensee of all intellectual property rights in and to the Products and there is no pending litigation against [*] which could materially impact upon its ability to perform its obligations under this Agreement.

9.1.2	[*] has full power and right to license the Products and perform all other terms of this Agreement, and the use of the Products, or the exercise of the licenses granted hereunder, will not violate or interfere with the intellectual property or contractual rights of any third party, including without limitation, those rights arising under copyright, trademark, trade secret or patent law, provided, however that [*] shall not be liable for breach of representation and warranty if a violation or interference occurs by reason of software or content supplied by RESELLER, Customer, content owners, or other third parties.

9.1.3	Indemnification by RESELLER. RESELLER agrees to indemnify and hold harmless [*] from and against any and all third party claims and resulting losses, costs, liabilities, and expenses (including reasonable attorney’s fees), arising as a result of or in connection with (i) any breach by RESELLER of its obligations under this Agreement; (ii) the negligent or intentional acts or omissions of RESELLER, its employees or agents, and (iii) any representation, warranty, promise or assurance made or granted by RESELLER to a Customer or prospective customer.

10.	LIMITATION OF LIABILITY.

10.1	IN NO EVENT SHALL [*] AND IT LICENSORS OR RESELLER BE LIABLE TO THE OTHER FOR ANY SPECIAL, INCIDENTAL, INDIRECT, PUNITIVE, EXEMPLARY OR CONSEQUENTIAL DAMAGES, WHETHER FORESEEABLE OR UNFORESEEABLE, WHICH MAY ARISE OUT OF OR IN CONNECTION WITH THIS AGREEMENT, REGARDLESS OF WHETHER EITHER PARTY HAS BEEN APPRISED OF THE POSSIBILITY OR LIKELIHOOD OF SUCH DAMAGES OCCURRING, OR WHETHER CLAIMS ARE BASED OR REMEDIES ARE SOUGHT IN CONTRACT OR TORT OR OTHERWISE.

Confidential information has been omitted from this document and filed separately with the Securities and Exchange Commission, as indicated by the notation “[*].” Confidential treatment has been requested with respect to this omitted information.

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10.2	EXCEPT AS SET FORTH IN SECTION 9.1, IN NO EVENT SHALL [*]’S OR ITS LICENSORS’ TOTAL CUMULATIVE LIABILITY FOR ANY DAMAGES TO RESELLER OR ANY OTHER ENTITY EVER EXCEED THE AGGREGATE FEES PAID BY RESELLER TO [*].

11.	CONFIDENTIALITY.

11.1	Non Disclosure. The parties agree that any Confidential Information provided under this Agreement shall be held and maintained in strict confidence. Each party agrees to protect the confidentiality of such information in a manner consistent with the way a reasonable person would protect similar Confidential Information. "Confidential Information" means the information and materials noticed or marked by [*] or RESELLER as confidential and proprietary, or which should reasonably be understood as confidential and proprietary given the nature of the information or materials. "Confidential Information" does not include information that (i) is already known to the receiving party at the time it is disclosed and has not been obtained wrongfully, (ii) becomes publicly known without fault of the receiving party, (iii) is independently developed by the receiving party, (iv) is approved for release in writing by the disclosing party, (v) is disclosed without restriction by the disclosing party to a third party, or (vi) is disclosed pursuant to legal obligations beyond the control of the disclosing and receiving parties.

11.2	Legal Action. At [*]’s request, RESELLER shall cooperate fully with [*] in any and all legal actions taken by [*] to protect its rights in the Products and in the [*] Confidential Information.

12.	TERM AND TERMINATION.

12.1	Term. This Agreement shall take effect on the Effective Date and shall continue in force for three years (the “Initial Term”). Thereafter it will be automatically terminate unless renewed.

12.2	Termination. Notwithstanding the provisions of the foregoing, this Agreement may be terminated in accordance with the following provisions:

12.2.1	Either party hereto may terminate this Agreement at any time by giving notice in writing to the other party, which notice shall be effective upon receipt, should the other party be in material breach of this Agreement and fail to cure such breach within thirty (30) days of written notice thereof, file a petition of any type as to its bankruptcy, be declared bankrupt, become insolvent, make an assignment for the benefit of creditors, or go into liquidation or receivership or otherwise lose control over all or substantially all of its business.

Confidential information has been omitted from this document and filed separately with the Securities and Exchange Commission, as indicated by the notation “[*].” Confidential treatment has been requested with respect to this omitted information.

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12.3	Rights and Obligations on Termination or Expiration.

12.3.1	Termination or expiration of this Agreement shall not release either party from the obligation to make payment of all amounts then or thereafter due and payable.

12.3.2	Upon termination or expiration of this Agreement, RESELLER shall: (1) immediately return to [*] or destroy (i) all media containing the Products; (ii) all originals and copies of the Products, manuals, Documentation, product literature, fee schedules, and other written materials provided by [*]; or (iii) all Confidential Information and other property of [*], provided that such materials or information are in RESELLER’s possession or under its control; (2) immediately discontinue holding itself out as a distributor of the Products, shall destroy all advertising and promotional materials in its possession or control; and (3) deliver to [*] a document executed on behalf of RESELLER certifying RESELLER’s compliance with this Section.

13.	GOVERNING LAW

This Agreement shall be governed by, and interpreted and construed in accordance with, the substantive laws of Israel, conflicts of law excluded. Both parties hereby irrevocably submit any disputes under this Agreement to the jurisdiction of the courts located in Tel-Aviv, Israel.

14.	MISCELLANEOUS.

14.1	Relationship. This Agreement does not make either party the employee, franchisee, agent or legal representative of the other for any purpose whatsoever. Neither party is granted any right or authority to assume or to create any obligation or responsibility, express or implied, on behalf of or in the name of the other party. In fulfilling its obligations pursuant to this Agreement each party shall be acting as an independent contractor.

14.2	Assignment. RESELLER shall not assign or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of [*]. Any prohibited assignment shall be null and void. [*] may transfer its rights and obligations hereunder to any company or other legal entity that is controlled by, controls or is under common control with [*]. This Agreement shall inure to the benefit of and shall be binding on the successors and permitted assigns of the parties.

14.3	Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof, and supersedes all previous agreements by and between the parties as well as all proposals, oral or written and all negotiations, conversations or discussions heretofore had between the parties related to the subject matter of this agreement. The parties acknowledge that they have not been induced to enter into this agreement by any representations or statements, oral or written, not expressly contained herein.

14.4	Amendment. This Agreement shall not be deemed or construed to be modified, amended, rescinded, cancelled or waived, in whole or in part, except by written amendment signed by the parties hereto.

Confidential information has been omitted from this document and filed separately with the Securities and Exchange Commission, as indicated by the notation “[*].” Confidential treatment has been requested with respect to this omitted information.

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14.5	Severability. In the event that any of the terms of this Agreement are in conflict with any applicable rule of law or statutory provision or otherwise unenforceable under applicable laws or regulations of any government or subdivision thereof, such terms shall be deemed stricken from this Agreement, but such invalidity or unenforceability shall not invalidate any of the other terms of this Agreement and this Agreement shall continue in force, unless the invalidity or unenforceability of any such provisions hereof does substantial violence to, or where the invalid or unenforceable provisions comprise an integral part of, or are otherwise inseparable from, the remainder of this Agreement.

14.6	Counterparts. This Agreement shall be executed in two or more counterparts, and each such counterpart shall be deemed an original hereof. Any translation of this Agreement into any other language shall be for convenience purposes only and shall not be binding on any party.

14.7	Delay or Omission Not Waiver. No delay or failure by either party to take any action or assert any right hereunder shall be deemed to be a waiver of such right in the event of the continuation or repetition of the circumstances giving rise to such right.

14.8	Export. RESELLER may not export or re-export any underlying software, technology or other information from the Product except in full compliance with all applicable laws and regulations. In particular, but without limitation, none of the underlying information or technology may be exported or re-exported (i) into (or to a national or resident of) any country to which Israel or the U.S.. has embargoed goods or (ii) to anyone on the U.S. Treasury Department’s list of Specially Designated Nationals or the U.S. Commerce Department’s or State Department’s Table of Denial Orders.

14.9	No Third Party Beneficiaries. No entities not a party to this Agreement shall be deemed third party beneficiaries hereunder.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

[*]

By:	By:

Its:	Its:

Date:	Date:

Confidential information has been omitted from this document and filed separately with the Securities and Exchange Commission, as indicated by the notation “[*].” Confidential treatment has been requested with respect to this omitted information.

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MUTUAL NONDISCLOSURE AGREEMENT

This AGREEMENT dated ______________________ (“Effective Date”), is by and between [*], a company organized and existing under the laws of Singapore and Ability Computers Anad Software Industries Ltd., an Israeli corporation having offices at 14 Yad harutzim Str, Tel Aviv, Israel. The above companies are collectively referred to as the “Parties” and individually referred to as a “Party”.

WITNESSETH:

WHEREAS the Parties desire to discuss the possibility of entering into certain business transactions or otherwise developing a business relationship (the “Relationship”); and

WHEREAS, in furtherance of the Relationship, it is essential that the Parties exchange certain confidential marketing, technical and commercial information under the terms and conditions specified below.

NOW THEREFORE, the Parties, intending to be legally bound, hereby agree as follows:

1.      For the purpose of this Agreement, “Confidential Information” means all confidential and/or proprietary information, disclosed by one Party to the other both prior to and following the Effective Date of this Agreement, and whether oral, electronic, visual or written form, including, without limitation, processes, services, products, plans, intentions, pricing, inventions, intellectual property rights, trade secrets, know-how, methods, techniques, computer software, source and object codes, algorithms, engineering concepts, product specifications, models descriptions, drawings, samples, demonstrations, manufacturing processes, research and development efforts, development tools, marketing information, sales, suppliers, customers, and financial data.

2.      The Parties shall use the other Party’s Confidential Information only for purposes of considering and performing the Relationship. The Parties shall not disclose, or allow disclosure of, such Confidential Information to any third party without the prior written approval of the other Party.

3.      Each Party shall protect the confidentiality of such Confidential Information with the same degree of care it uses to protect its own Confidential Information, which measures will, at a minimum, be in accordance with generally accepted business standards for protecting confidential and proprietary business information.

4.      Each Party shall limit the distribution and disclosure of such Confidential Information to only the minimum number of its employees or representatives who have a need to know for purposes of the Relationship. The Party disclosing Confidential Information to its employees or representatives shall (i) ensure that such persons personally adhere to and comply with all terms and obligations of confidentiality, use and protection of the Confidential Information as accepted by the Parties under this Agreement and (ii) be liable if such persons do not adhere to such requirements.

Confidential information has been omitted from this document and filed separately with the Securities and Exchange Commission, as indicated by the notation “[*].” Confidential treatment has been requested with respect to this omitted information.

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5.      The disclosing Party shall use reasonable efforts to (i) identify the confidential nature of the Confidential Information by proprietary and/or confidential notices and legends and (ii) identify the confidential nature of oral or visually disclosed Confidential Information at the time of disclosure and reduce oral Confidential Information to writing within (30) days of its disclosure, marked as set forth above. Notwithstanding the foregoing, with respect to Confidential Information other than in written form, the disclosing Party need only identify such Confidential Information as confidential once. The disclosing Party shall have the right to provide advance written designation of the confidential nature of the Confidential Information which will be disclosed in other than written form without the need to follow up in writing. Notwithstanding the failure to mark Confidential Information as confidential or proprietary, or to record oral conversations in writing, said information shall be deemed Confidential Information hereunder if it is of the type or nature that would reasonably be expected by the Parties, in the context of its disclosure, to be confidential. Confidential Information shall include notes and other materials prepared by the receiving Party that incorporate any of the disclosing Party’s Confidential Information.

6.      A Party may copy Confidential Information provided by the other Party only to the extent reasonable or necessary for the Relationship. All copies shall always clearly contain the same proprietary and confidential notices and legends which appear on the original Confidential Information. Confidential Information shall remain the property of the disclosing Party.

7.      Within thirty (30) days of receipt by the receiving Party of a written request from the disclosing Party, and in any event within thirty (30) days of termination of this Agreement, the Confidential Information together with all copies, summaries, analyses and extracts thereof shall be returned to the disclosing Party or destroyed, at the disclosing Party’s election, and if requested by the disclosing Party, the receiving Party shall provide clear evidence of such destruction, for example, by written certification. The receiving Party may retain an archival copy for use (on a confidential basis) solely in the adjudication of a dispute pertaining to this Agreement.

8.      This Agreement shall become effective on the Effective Date and shall remain in effect for a period of two (2) years unless sooner terminated or extended in writing by the Parties.

9.      Notwithstanding the termination or expiration of this Agreement, the confidentiality, use, venue and governing law provisions contained herein shall remain in full force and effect and will be binding on the receiving Party and its heirs, successors and assigns for four (4) years from the date of termination of this Agreement, or in the case of any trade secret, for as long as such Confidential Information remains a trade secret.

10.  The obligation of confidentiality shall not apply to the extent the Confidential Information (i) was previously known to the receiving Party free of any obligation to keep it confidential at the time it was communicated by the disclosing Party, or (ii) is or becomes generally known to the public, provided that such public knowledge is not the result of any acts attributable to the receiving Party, or (iii) which the disclosing Party explicitly agrees in writing need not be kept confidential, or (iv) is disclosed pursuant to any judicial, arbitral or governmental requirement or order, provided that the receiving Party takes reasonable steps to give the disclosing Party sufficient notice in order to contest such requirement or order, or (v) is independently developed by the receiving Party without reliance on the disclosing Party’s Confidential Information which can be demonstrated to the reasonable satisfaction of the disclosing Party or (vi) is rightfully received by the receiving Party from a third party free of any obligation of confidentiality.

Confidential information has been omitted from this document and filed separately with the Securities and Exchange Commission, as indicated by the notation “[*].” Confidential treatment has been requested with respect to this omitted information.

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11.  Nothing contained herein shall be construed as conferring, by implication, estoppel or otherwise, any license or right in respect of any trademark, copyright, Confidential Information, invention or any existing or later issued patent or other intellectual property right. The receiving Party will not make, have made, use or sell for any purpose any product or other item using, incorporating or derived from any of the disclosing Party’s Confidential Information. No other rights or obligations other than those expressly recited herein are to be implied from this Agreement.

12.  The Confidential Information is provided “as is” with no warranties expressed or implied.

13.  This Agreement shall be construed in accordance with and governed by Delaware law without reference to its conflict of laws principles. Process may be served on either Party by U.S. mail, postage pre-paid, certified or registered, or globally recognized overnight mail service, and addressed to the attention of the respective Party’s counsel.

14.  The Parties agree that the Confidential Information furnished hereunder is of a unique nature and of extraordinary value and of such character that any unauthorized use or disclosure thereof by the recipient will cause irreparable injury to the disclosing Party for which the disclosing Party will have no adequate remedy at law. Accordingly, in the event of actual or threatened unauthorized use or disclosure, the disclosing Party shall have the right, in addition to all other remedies at law or in equity, to have the provisions of this Agreement specifically enforced by any court having equity jurisdiction and to seek a temporary or permanent injunction or order prohibiting the recipient, its agents, officers, directors, and employees, as the case may be, from such unauthorized use or disclosure of any Confidential Information provided pursuant to this Agreement. In any proceeding by the disclosing Party to obtain injunctive relief, the receiving Party’s or any other defendant’s ability to answer in damages shall not be a bar or be interposed as a defense to the granting of relief and the disclosing Party shall not be required to post a bond or other undertaking in such a proceeding.

15.  Each Party acknowledges that the other Party and any of such other Party’s products and/or technology made available to it might be subject to the export control laws and regulations of the United States and each Party agrees to abide by those laws and regulations. Each Party further acknowledges that the other Party and any of such other Party’s other products and /or other technology may also be subject to the export control laws and regulations of the country in which the same were received, and that each Party will abide by such laws and regulations. Each Party agrees to comply with all applicable export and re-export control laws and regulations, including the Export Administration Regulations (“EAR”) maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the Treasury Department’s Office of Foreign Assets Control, and the International Traffic in Arms Regulations (“ITAR”) maintained by the Department of State. Specifically, each Party covenants that it shall not, directly or indirectly, sell, export, re-export, transfer, divert, or otherwise dispose of any products, software, or technology (including products derived from or based on such technology) received from the other Party under this Agreement to any destination, entity, or person prohibited by the laws or regulations of the United States, without obtaining prior authorization from the competent government authorities as required by those laws and regulations. Each Party agrees to indemnify, to the fullest extent permitted by law, the other Party from and against any fines or penalties that may arise as a result of its breach of this provision. This export control clause shall survive termination or cancellation of this Agreement.

16.  Unless otherwise stated, the term “Party” shall include all affiliates (specifically, any other past, present or future entity which, directly or indirectly, controls, is controlled by or is under common control of a Party) of each Party.

Confidential information has been omitted from this document and filed separately with the Securities and Exchange Commission, as indicated by the notation “[*].” Confidential treatment has been requested with respect to this omitted information.

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17.  Neither Party may reverse engineer, reverse assemble or de-compile any part of the other Party’s Confidential Information without first obtaining the other Party’s written consent.

18.  If any provision of this Agreement is held invalid or unenforceable by a competent court, it is the Parties’ intent that the remaining provisions shall be in full force and effect.

19.  This Agreement contains the entire agreement of and supersedes any and all prior understandings, arrangements and agreements between the Parties hereto whether oral or written, with respect to the subject matter hereto.

20.  Neither Party shall be entitled to assign or transfer this Agreement nor any rights or obligations contained herein to any third party without the prior written approval of the other Party hereto. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, executors, administrators, successors and assigns.

21.  This Agreement may only be amended in a writing signed by both Parties.

22.  This Agreement may be executed in counterparts, exchanged by facsimile or electronic copies via Adobe Portable Document Format (“PDF”) or similar technology, and when taken as a whole shall constitute one agreement.

* * * *

IN WITNESS WHEREOF, the Parties hereto have caused this Mutual Nondisclosure Agreement to be executed by their duly authorized officers as of the Effective Date.

[*]	ABILITY

By:	By:

Name:	Name:

Title:	Title:

Confidential information has been omitted from this document and filed separately with the Securities and Exchange Commission, as indicated by the notation “[*].” Confidential treatment has been requested with respect to this omitted information.

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